NO ACT

PE
7-13-11



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-4561

DIVISION OF
CORPORATION FINANCE



11007331

July 18, 2011

John F. Platz
Cisco Systems, Inc.
170 West Tasman Drive
San Jose, CA 95134-1706

Act: 1934
Section:
Rule: 14a-8
Public
Availability: 7-18-11

Re: Cisco Systems, Inc.

Dear Mr. Platz:

This is in regard to your letter dated July 13, 2011 concerning the shareholder proposal submitted by Roy Bukstein for inclusion in Cisco's proxy materials for its upcoming annual meeting of security holders. Your letter indicates that the proponent has withdrawn the proposal and that Cisco therefore withdraws its July 6, 2011 request for a no-action letter from the Division. Because the matter is now moot, we will have no further comment.

Sincerely,

Kim McManus
Special Counsel

cc: Roy Bukstein
MMM Management Inc.
135 Main Street #1140
San Francisco, CA 94105



Cisco Systems, Inc.
170 West Tasman Drive
San Jose, CA 95134-1706

Phone: 408 526-4000
Fax: 408 526-4100
http://www.cisco.com

July 13, 2011

Via Federal Express

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
100 F Street, N.E.
Washington, DC 20549

Re: Withdrawal of No-Action Request Regarding Shareholder Proposal Submitted by Roy Bukstein

Ladies and Gentlemen:

On July 6, 2011, Cisco Systems, Inc., a California corporation ("***Cisco***"), requested, via overnight courier letter, that the staff of the Securities and Exchange Commission (the "***Staff***") confirm that it would not recommend enforcement action if Cisco excluded from its proxy card and other proxy materials for Cisco's 2011 annual meeting of shareholders a shareholder proposal and supporting statement (the "***Proposal***") submitted to Cisco by Roy Bukstein (the "***Proponent***").

On July 8, 2011, Cisco received an email notice documenting the withdrawal of the Proposal by the Proponent. A copy of the email notice of withdrawal is attached to this letter as Attachment A. In reliance on this email notice, Cisco hereby respectfully withdraws its no-action request related to the Proposal.

If the Staff has any questions, please contact me by telephone at (408) 424-1191 or by facsimile at (408) 762-2549. You will note that we have included an extra copy of this letter. If you would kindly acknowledge receipt of this letter and the enclosures by date-stamping the extra copy and returning it to me in the self-addressed envelope provided, I would appreciate it.

Sincerely,



John F. Platz, Esq.

Enclosures

cc: Mark Chandler, Cisco Systems, Inc.,
Evan Sloves, Cisco Systems, Inc.
Roy Bukstein
Mike Lapham

Attachment A

John Platz (joplatz)

From:	Roy Buksteir FISMA & OMB Memorandum M-07-16 ***
Sent:	Friday, July 08, 2011 6:02 AM
To:	John Platz (joplatz)
Cc:	mlapham@faireconomy.org
Subject:	Re: Item Proposed for Inclusion in Cisco 2011 Annual Meeting Proxy Statement

John,

My sincere apology.... apparently my broker sold all of my Cisco shares, which I had owned since 2007, in early May, 2011. When I sent in my May 31, 2011 letter I had forgotten about this sale of Cisco shares. Therefore I understand I do not qualify to make the request made in my May 31, 2011 letter.

Again my sincere apology and I formally revoke the request made in my May 31, 2011 letter.

Please contact me should you have any questions.

Roy Bukstein
*** FISMA & OMB Memorandum M-07-16 ***
MMM Management Inc.
135 Main Street #1140
San Francisco, CA. 94105
415-356-2012
415-543-2917 (fax)

--- On **Thu, 7/7/11, John Platz (joplatz)** <*joplatz@cisco.com*> wrote:

From: John Platz (joplatz) <joplatz@cisco.com>
Subject: Item Proposed for Inclusion in Cisco 2011 Annual Meeting Proxy Statement
To: FISMA & OMB Memorandum M-07-16 ***
Cc: mlapham@faireconomy.org
Date: Thursday, July 7, 2011, 5:07 PM

Mr. Bukstein:

Attached please find correspondence from Cisco Systems, Inc. ("Cisco") to the United States Securities and Exchange Commission ("SEC"), sent to the SEC via overnight courier, with a cc package sent to you, relating to both your shareholder proposal to Cisco dated May 31, 2011 and to Cisco's response letter to you dated June 7, 2011.

Original (hard copy) of this correspondence has been sent to you.

John Platz

Senior Corporate Counsel

Cisco Systems, Inc.


CISCO

Cisco Systems, Inc.
170 West Tasman Drive
San Jose, CA 95134-1706

Phone: 408 526-4000
Fax: 408 526-4100
http://www.cisco.com

July 6th, 2011

<u>Via Federal Express</u>

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
100 F Street, N.E.
Washington, DC 20549

Re: <u>Omission of Shareholder Proposal Submitted by Roy Bukstein.</u>

Ladies and Gentlemen:

Cisco Systems, Inc., a California corporation ("***Cisco***"), hereby notifies the Securities and Exchange Commission (the "***Commission***") that Cisco intends to omit from its form of proxy card and other proxy materials (the "***Proxy Materials***") for Cisco's 2011 annual meeting of shareholders ("***Annual Meeting***"), the shareholder proposal and supporting statement (the "***Proposal***") submitted to Cisco by Roy Bukstein (the "***Proponent***"). Pursuant to Rule 14a-8(j) under the Securities and Exchange Act of 1934, as amended (the "***Act***"), Cisco requests confirmation that the staff (the "***Staff***") of the Commission will not recommend enforcement action if Cisco excludes the Proposal from its Proxy Materials for the reason discussed below. The Proposal, along with copies of all relevant correspondence between Cisco and the Proponent are attached to this letter as <u>Attachment A</u>.

<u>Reason for Excluding the Proposal</u>

Pursuant to Rules 14a-8(b) and 14a-8(f)(1) under the Act, Cisco may exclude the Proposal from the Proxy Materials because the Proponent failed to establish that, at the time the Proposal was submitted, the Proponent held at least $2,000 in market value, or 1%, of Cisco's securities entitled to be voted on the Proposal for at least one year by the date the Proponent submitted the Proposal.

<u>Discussion</u>

Under Rules 14a-8(b) and 14a-8(f), to be eligible to submit a proposal for a company's annual meeting, a shareholder must (i) have continuously held at least $2,000 in market value, or 1%, of the company's securities, for at least one year by the date the proponent submits the proposal and (ii) continue to hold those securities through the date of the shareholder meeting. A proponent has the burden to prove that it meets these requirements if it is not a registered shareholder of the company and has not made a filing with the Commission detailing the proponent's beneficial ownership of shares of that company (as described in Rule 14a-8(b)(2)(ii)). Rule 14a-8(b)(2) provides that the proponent must do so by submitting to the company a (x) "written statement from the 'record' holder of the [proponent's] securities (usually a broker or bank) verifying that, at the time [the proponent] submitted [the] proposal, [the proponent] continuously held the securities for at least one year;" and (y) "written statement that [the proponent] intend[s] to continue to hold the securities through the date of the meeting of shareholders."

Pursuant to Rule 14a-8(f)(1), if a proponent fails to follow one of the eligibility or procedural requirements as set forth in Rules 14a-8(a) through 14a-8(d), a company may exclude the proposal, but only after the company has notified the proponent of the deficiency and the proponent has failed to correct such deficiency. Rule 14a-8(f)(1) provides that (i) within 14 days of receiving the proposal, the company must notify the proponent in writing of any procedural or eligibility deficiencies and also provide the proponent with the time frame for the proponent's response and (ii) the proponent must respond to the company and correct such deficiency within 14 days from the date the proponent received the company's notification.

Cisco received the Proposal from the Proponent by email and letter dated May 31, 2011 in which the Proponent stated that he is the "holder of 1,000 shares in Cisco Systems, Inc." The Proponent included with the Proposal copies of two Proponent monthly brokerage statements from MorganStanley SmithBarney, one for the period May 1 through May 31, 2010, and one for the period April 1 through April 30, 2011. These two monthly brokerage statements failed to provide an acceptable form of written verification statement from the record holder of the securities establishing that the Proponent had continuously held at least $2,000 in market value of Cisco shares for at least one year from the date the Proposal was submitted. As the Staff previously pointed out in Section C.1.c (2) of Staff Legal Bulletin No. 14 dated July 13, 2001, a shareholder's monthly investment statements do not demonstrate sufficiently continuous ownership of securities. The Staff explained that "a shareholder must submit an affirmative statement from the record holder of his or her securities that specifically verifies that the shareholder owned the securities *continuously* for a period of one year as of the time of submitting the proposal" (emphasis in original). The Proponent's two monthly brokerage statements do not provide the required affirmative written statement from the record holder. In addition, upon a review of Cisco's shareholder records, the Proponent did not appear as a registered holder of Cisco's securities. Further, the Proponent had not made a filing with the Commission detailing the Proponent's beneficial ownership of Cisco's securities.

The Staff has consistently taken the position that if a proponent does not provide sufficient documentary support demonstrating that it has satisfied the continuous ownership requirement for the one-year period specified by Rule 14a-8(b), the proposal may be excluded under Rule 14a-8(f). See, e.g., *Beacon Federal Bancorp, Inc.* (February 25, 2011)("broker certification" provided by Proponent failed to establish proof of continuous ownership), *Verizon Communications, Inc.* (December 23, 2009)(letter from the record owner of the shares failed to establish proof of continuous ownership for a period of one year as of the time the shareholder submitted the proposal), *General Motors Corporation* (April 5, 2007)(account summary insufficient verification of continuous ownership), *The Home Depot Inc.* (February 5, 2007)(broker's letter verifying ownership "for the year" was insufficient proof of ownership for the requisite period), *General Electric Company* (January 16, 2007) (brokerage statement insufficient).

In compliance with the deadlines set forth in Rule 14a-8(f)(1), on June 7, 2011, Cisco notified the Proponent by email and letter dated June 7, 2011 (the "***Cisco Letter***") that the Proponent failed to demonstrate the eligibility requirements as set forth in Rule 14a-8(b) and requested that the Proponent provide an acceptable form of written verification statement from the record holder establishing a continuous holding period of at least one year as required by Rule 14a-8(b) within 14 days from the date that the Proponent received the Cisco Letter. Cisco also provided the Proponent with a copy of Rule 14a-8(b). A copy of the Cisco Letter, which was sent by email on June 7th, 2011(with a copy sent by overnight courier transmittal on June 7th, 2011), is attached to this letter as part of Attachment A along with confirmation of the overnight courier delivery. Cisco does not believe that it has received any correspondence from the Proponent since it sent the Cisco Letter. As the Staff has consistently found that proposals received without the proof of ownership required by Rule 14a-8(b) may be excluded from a company's proxy statement, we hereby respectfully request that the Staff concur in our opinion that the Proposal may be properly excluded from the Proxy Materials.

* * *

Should the Staff disagree with our opinion regarding the omission of the Proposal, or should the Staff have questions or desire any additional information in support of our position, we would appreciate an opportunity to confer with the Staff concerning these matters prior to the issuance of its Rule 14a-8(j) response. In this case, please contact me by telephone at (408) 424-1191 or by facsimile at (408) 762-2549. In addition to the six copies of this letter required pursuant to Rule 14a-8(j), we have included an extra copy. If you would kindly acknowledge receipt of this letter and the enclosures by date-stamping the extra copy and returning it to me in the self-addressed, stamped envelope, I would appreciate it.

Sincerely,



John F. Platz, Esq.

Enclosures

cc: Mark Chandler, Cisco Systems, Inc.,
Evan Sloves, Cisco Systems, Inc.
Roy Bukstein
Mike Lapham

Attachment A

Roy Bukstein

*** FISMA & OMB Memorandum M-07-16 ***

By Email and Mail

May 31, 2011

Mr. Mark Chandler
Secretary
Cisco Systems, Inc.
170 West Tasman Drive
San Jose, California 95134

Dear Mr. Chandler,

I, Roy Bukstein, holder of 1,000 shares in Cisco Systems, Inc. ("Company"), hereby submit the enclosed resolution for consideration at the upcoming annual meeting. The resolution requests that the Company provide shareholders a semi-annually updated report that discloses the Company's policies for both direct and indirect political contributions as well as monetary contributions and non-monetary contributions used to intervene in any political campaign or influence the public, indicating the recipient, amount paid and titles of persons who approved the contributions.

Ensuring that shareholders are adequately informed of the political representation indirectly made on their behalf by the companies they invest in. Further, current policies allow for little transparency and accountability in corporate political contributions, as was seen in the case of the Best Buy and Target scandals in the summer of 2010. Additionally, current available does not provide a full picture of the Company's political expenditures, especially the Company's contributions to trade associations. Providing the full picture of political contributions is in the best interest of shareholders and political reforms and would bring the Company in line with leading companies like Hewlett Packard and Microsoft who are leading the way in political disclosure and accountability.

The attached proposal is submitted for inclusion in the 2012 proxy statement in accordance with Rule 14a-8 of the General Rules and Regulations of the Securities Act of 1934. I am the beneficial owner of these shares as defined in Rule 13d-3 of the Act. I intend to maintain ownership of the required number of shares through the date of the next stockholder's annual meeting. I have been a shareholder for more than one year and have held over $2,000 of stock. I,



or another representative, will attend the shareholder' meeting to move the resolution as required by SEC Rules.

I am sponsoring this resolution given my belief that providing investors an opportunity to cast a vote on the level of political accountability and transparency at the Company and their investments that is in the long term interests of companies and their shareholders.
Please direct any phone inquiries regarding this resolution and send copies of any correspondences to Mike Lapham, Responsible Wealth Project Director, c/o United for a Fair Economy, 29 Winter Street, 2nd floor, Boston, MA, 02108; 617-423-2148 x. 112; mlapham@faireconomy.org.

I look forward to further discussion.

Sincerely,



Roy Bukstein.

Resolved, that the shareholders of Cisco Systems ("Company") hereby request that the Company provide a report, updated semi-annually, disclosing the Company's:

1. Policies and procedures for political contributions and expenditures (both direct and indirect) made with corporate funds.

2. Monetary and non-monetary contributions and expenditures (direct and indirect) used to participate or intervene in any political campaign on behalf of (or in opposition to) any candidate for public office, and used in any attempt to influence the general public, or segments thereof, with respect to elections or referenda. The report shall include:

   a. An accounting through an itemized report that includes the identity of the recipient as well as the amount paid to each recipient of the Company's funds that are used for political contributions or expenditures as described above; and

   b. The title(s) of the person(s) in the Company who participated in making the decisions to make the political contribution or expenditure.

The report shall be presented to the board of directors' audit committee or other relevant oversight committee and posted on the Company's website.

Stockholder Supporting Statement

As long-term shareholders of Cisco, we support transparency and accountability in corporate spending on political activities. These include any activities considered intervention in any political campaign under the Internal Revenue Code, such as direct and indirect political contributions to candidates, political parties, or political organizations; independent expenditures; or electioneering communications on behalf of federal, state or local candidates.

Disclosure is consistent with public policy, in the best interest of the company and its shareholders, and critical for compliance with federal ethics laws. Moreover, the Supreme Court's *Citizens United* decision recognized the importance of political spending disclosure for shareholders when it said "[D]isclosure permits citizens and shareholders to react to the speech of corporate entities in a proper way. This transparency enables the electorate to make informed decisions and give proper weight to different speakers and messages." Gaps in transparency and accountability may expose the company to reputational and business risks that could threaten long-term shareholder value.

Cisco contributed at least $2.1 million in corporate funds since the 2002 election cycle. (CQ: http://moneyline.cq.com/pml/home.do and National Institute on Money in State Politics: http://www.followthemoney.org/index.phtml.)

However, relying on publicly available data does not provide a complete picture of the Company's political expenditures. For example, the Company's payments to trade associations used for political activities are undisclosed and unknown. In many cases, even management does not know how trade associations use their company's money politically. The proposal asks the Company to disclose all of its political spending, including payments to trade associations and other tax exempt organizations for political purposes. This would bring our Company in line with a growing number of leading companies, including Hewlett Packard, Microsoft and Merck that support political disclosure and accountability and present this information on their websites.

The Company's Board and its shareholders need complete disclosure to be able to fully evaluate the political use of corporate assets. Thus, we urge your support for this critical governance reform.



Cisco Systems, Inc.
170 West Tasman Drive
San Jose, CA 95134-1706

Phone: 408 526-4000
Fax: 408 526-4100
http://www.cisco.com

June 7, 2011

Via Email and Federal Express

Mr. Roy Bukstein

*** FISMA & OMB Memorandum M-07-16 ***

Dear Mr. Bukstein:

On May 31, 2011, Cisco Systems, Inc. ("***Cisco***") received your shareholder proposal for Cisco's 2011 Annual Meeting of Shareholders (the "***Meeting***") included in a letter dated May 31, 2011 (the "***Proposal***"). One of the procedural requirements in submitting a shareholder proposal is to provide proof that at the time you submitted your Proposal that you continuously held at least $2,000 in market value of Cisco's shares for at least one year.

Specifically, in order to provide such proof, you must provide Cisco's Secretary with the a written statement from the record holder of your shares (usually a broker or bank) verifying that, at the time you submitted your Proposal (May 31, 2011), you continuously held at least $2,000 in market value of Cisco shares (the 1,000 shares of Cisco common stock referred to in your cover letter submitted with the Proposal would be a sufficient number) for at least one year. We did receive your brokerage statements; however, monthly brokerage statements do not conclusively establish a continuous holding period of at least one year, as required under the applicable regulations, and therefore do not constitute an acceptable form of written verification statement from the record holder for purposes of meeting the requirements of Rule 14a-8 under the Securities Exchange Act of 1934 ("Rule 14a-8") which covers the eligibility requirements for submitting a shareholder proposal.

For your convenience, we have enclosed a copy of Rule 14a-8, which describes in Question 2 how you can demonstrate to Cisco your eligibility to submit a proposal.

Please send the proper form of written statement referred to above to Cisco Systems, Inc., c/o Secretary, 170 West Tasman Drive, San Jose, CA 95134-1706 (or alternatively you may transmit the statement electronically to CorporateSecretary@cisco.com). Pursuant to Rule 14a-8, your response must be postmarked, or transmitted electronically, no later than 14 calendar days from the date you received this notification. If the deficiency noted above is not corrected within this time period, Cisco may elect not to include your Proposal in its proxy statement for the Meeting.

If you have any questions, please feel free to contact me at (408) 424-1191.

Very truly yours,

John Platz, Senior Corporate Counsel

cc: Mr. Mike Lapham, United for a Fair Economy
Laura Graves, Cisco Systems, Inc.
Mark Chandler, Cisco Systems, Inc.
Evan Sloves, Cisco Systems, Inc.
Enclosure

Rule 14a-8 – Shareholder Proposals

This section addresses when a company must include a shareholder's proposal in its proxy statement and identify the proposal in its form of proxy when the company holds an annual or special meeting of shareholders. In summary, in order to have your shareholder proposal included on a company's proxy card, and included along with any supporting statement in its proxy statement, you must be eligible and follow certain procedures. Under a few specific circumstances, the company is permitted to exclude your proposal, but only after submitting its reasons to the Commission. We structured this section in a question-and- answer format so that it is easier to understand. The references to "you" are to a shareholder seeking to submit the proposal.

a. Question 1: What is a proposal? A shareholder proposal is your recommendation or requirement that the company and/or its board of directors take action, which you intend to present at a meeting of the company's shareholders. Your proposal should state as clearly as possible the course of action that you believe the company should follow. If your proposal is placed on the company's proxy card, the company must also provide in the form of proxy means for shareholders to specify by boxes a choice between approval or disapproval, or abstention. Unless otherwise indicated, the word "proposal" as used in this section refers both to your proposal, and to your corresponding statement in support of your proposal (if any).

b. Question 2: Who is eligible to submit a proposal, and how do I demonstrate to the company that I am eligible?
    1. In order to be eligible to submit a proposal, you must have continuously held at least $2,000 in market value, or 1%, of the company's securities entitled to be voted on the proposal at the meeting for at least one year by the date you submit the proposal. You must continue to hold those securities through the date of the meeting.
    2. If you are the registered holder of your securities, which means that your name appears in the company's records as a shareholder, the company can verify your eligibility on its own, although you will still have to provide the company with a written statement that you intend to continue to hold the securities through the date of the meeting of shareholders. However, if like many shareholders you are not a registered holder, the company likely does not know that you are a shareholder, or how many shares you own. In this case, at the time you submit your proposal, you must prove your eligibility to the company in one of two ways:
        i. The first way is to submit to the company a written statement from the "record" holder of your securities (usually a broker or bank) verifying that, at the time you submitted your proposal, you continuously held the securities for at least one year. You must also include your own written statement that you intend to continue to hold the securities through the date of the meeting of shareholders; or
        ii. The second way to prove ownership applies only if you have filed a Schedule 13D, Schedule 13G, Form 3, Form 4 and/or Form 5, or amendments to those documents or updated forms, reflecting your ownership of the shares as of or before the date on which the one-year eligibility period begins. If you have filed one of these documents with the SEC, you may demonstrate your eligibility by submitting to the company:
            A. A copy of the schedule and/or form, and any subsequent amendments reporting a change in your ownership level;
            B. Your written statement that you continuously held the required number of shares for the one-year period as of the date of the statement; and
            C. Your written statement that you intend to continue ownership of the shares through the date of the company's annual or special meeting.

c. Question 3: How many proposals may I submit? Each shareholder may submit no more than one proposal to a company for a particular shareholders' meeting.

d. Question 4: How long can my proposal be? The proposal, including any accompanying supporting statement, may not exceed 500 words.

e. Question 5: What is the deadline for submitting a proposal?
   1. If you are submitting your proposal for the company's annual meeting, you can in most cases find the deadline in last year's proxy statement. However, if the company did not hold an annual meeting last year, or has changed the date of its meeting for this year more than 30 days from last year's meeting, you can usually find the deadline in one of the company's quarterly reports on Form 10-Q or 10-QSB, or in shareholder reports of investment companies under Rule 30d-1 of the Investment Company Act of 1940. In order to avoid controversy, shareholders should submit their proposals by means, including electronic means, that permit them to prove the date of delivery.
   2. The deadline is calculated in the following manner if the proposal is submitted for a regularly scheduled annual meeting. The proposal must be received at the company's principal executive offices not less than 120 calendar days before the date of the company's proxy statement released to shareholders in connection with the previous year's annual meeting. However, if the company did not hold an annual meeting the previous year, or if the date of this year's annual meeting has been changed by more than 30 days from the date of the previous year's meeting, then the deadline is a reasonable time before the company begins to print and send its proxy materials.
   3. If you are submitting your proposal for a meeting of shareholders other than a regularly scheduled annual meeting, the deadline is a reasonable time before the company begins to print and send its proxy materials.

f. Question 6: What if I fail to follow one of the eligibility or procedural requirements explained in answers to Questions 1 through 4 of this Rule 14a-8?
   1. The company may exclude your proposal, but only after it has notified you of the problem, and you have failed adequately to correct it. Within 14 calendar days of receiving your proposal, the company must notify you in writing of any procedural or eligibility deficiencies, as well as of the time frame for your response. Your response must be postmarked, or transmitted electronically, no later than 14 days from the date you received the company's notification. A company need not provide you such notice of a deficiency if the deficiency cannot be remedied, such as if you fail to submit a proposal by the company's properly determined deadline. If the company intends to exclude the proposal, it will later have to make a submission under Rule 14a-8 and provide you with a copy under Question 10 below, Rule 14a-8(j).
   2. If you fail in your promise to hold the required number of securities through the date of the meeting of shareholders, then the company will be permitted to exclude all of your proposals from its proxy materials for any meeting held in the following two calendar years.

g. Question 7: Who has the burden of persuading the Commission or its staff that my proposal can be excluded? Except as otherwise noted, the burden is on the company to demonstrate that it is entitled to exclude a proposal.

h. Question 8: Must I appear personally at the shareholders' meeting to present the proposal?
   1. Either you, or your representative who is qualified under state law to present the proposal on your behalf, must attend the meeting to present the proposal. Whether you attend the meeting yourself or send a qualified representative to the meeting in your place, you should make sure that you, or your representative, follow the proper state law procedures for attending the meeting and/or presenting your proposal.
   2. If the company holds its shareholder meeting in whole or in part via electronic media, and the company permits you or your representative to present your proposal via such media, then you may appear through electronic media rather than traveling to the meeting to appear in person.
   3. If you or your qualified representative fail to appear and present the proposal, without good cause, the company will be permitted to exclude all of your proposals from its proxy materials for any meetings held in the following two calendar years.

i. Question 9: If I have complied with the procedural requirements, on what other bases may a company rely to exclude my proposal?

1. Improper under state law: If the proposal is not a proper subject for action by shareholders under the laws of the jurisdiction of the company's organization;
2. Violation of law: If the proposal would, if implemented, cause the company to violate any state, federal, or foreign law to which it is subject;
3. Violation of proxy rules: If the proposal or supporting statement is contrary to any of the Commission's proxy rules, including Rule 14a-9, which prohibits materially false or misleading statements in proxy soliciting materials;
4. Personal grievance; special interest: If the proposal relates to the redress of a personal claim or grievance against the company or any other person, or if it is designed to result in a benefit to you, or to further a personal interest, which is not shared by the other shareholders at large;
5. Relevance: If the proposal relates to operations which account for less than 5 percent of the company's total assets at the end of its most recent fiscal year, and for less than 5 percent of its net earnings and gross sales for its most recent fiscal year, and is not otherwise significantly related to the company's business;
6. Absence of power/authority: If the company would lack the power or authority to implement the proposal;
7. Management functions: If the proposal deals with a matter relating to the company's ordinary business operations;
8. Director Elections: If the proposal:
    i. Would disqualify a nominee who is standing for election;
    ii. Would remove a director from office before his or her term expired;
    iii. Questions the competence, business judgment, or character of one or more nominees or directors;
    iv. Seeks to include a specific individual in the company's proxy materials for election to the board of directors; or
    v. Otherwise could affect the outcome of the upcoming election of directors.
9. Conflicts with Company's Proposal: If the proposal directly conflicts with oneConflicts with company's proposal: If the proposal directly conflicts with one of the company's own proposals to be submitted to shareholders at the same meeting;
10. Substantially implemented: If the company has already substantially implemented the proposal;
11. Duplication: If the proposal substantially duplicates another proposal previously submitted to the company by another proponent that will be included in the company's proxy materials for the same meeting;
12. Resubmissions: If the proposal deals with substantially the same subject matter as another proposal or proposals that has or have been previously included in the company's proxy materials within the preceding 5 calendar years, a company may exclude it from its proxy materials for any meeting held within 3 calendar years of the last time it was included if the proposal received:
    i. Less than 3% of the vote if proposed once within the preceding 5 calendar years;
    ii. Less than 6% of the vote on its last submission to shareholders if proposed twice previously within the preceding 5 calendar years; or
    iii. Less than 10% of the vote on its last submission to shareholders if proposed three times or more previously within the preceding 5 calendar years; and
13. Specific amount of dividends: If the proposal relates to specific amounts of cash or stock dividends.

j. Question 10: What procedures must the company follow if it intends to exclude my proposal?

1. If the company intends to exclude a proposal from its proxy materials, it must file its reasons with the Commission no later than 80 calendar days before it files its definitive proxy statement and form of proxy with the Commission. The company must simultaneously provide you with a copy of its submission. The Commission staff may permit the company to make its submission later than 80 days before the company files its definitive proxy statement and form of proxy, if the company demonstrates good cause for missing the deadline.
2. The company must file six paper copies of the following:
    i. The proposal;

ii. An explanation of why the company believes that it may exclude the proposal, which should, if possible, refer to the most recent applicable authority, such as prior Division letters issued under the rule; and
iii. A supporting opinion of counsel when such reasons are based on matters of state or foreign law.

k. Question 11: May I submit my own statement to the Commission responding to the company's arguments? Yes, you may submit a response, but it is not required. You should try to submit any response to us, with a copy to the company, as soon as possible after the company makes its submission. This way, the Commission staff will have time to consider fully your submission before it issues its response. You should submit six paper copies of your response.

l. Question 12: If the company includes my shareholder proposal in its proxy materials, what information about me must it include along with the proposal itself?
   1. The company's proxy statement must include your name and address, as well as the number of the company's voting securities that you hold. However, instead of providing that information, the company may instead include a statement that it will provide the information to shareholders promptly upon receiving an oral or written request.
   2. The company is not responsible for the contents of your proposal or supporting statement.

m. Question 13: What can I do if the company includes in its proxy statement reasons why it believes shareholders should not vote in favor of my proposal, and I disagree with some of its statements?
   1. The company may elect to include in its proxy statement reasons why it believes shareholders should vote against your proposal. The company is allowed to make arguments reflecting its own point of view, just as you may express your own point of view in your proposal's supporting statement.
   2. However, if you believe that the company's opposition to your proposal contains materially false or misleading statements that may violate our anti- fraud rule, Rule 14a-9, you should promptly send to the Commission staff and the company a letter explaining the reasons for your view, along with a copy of the company's statements opposing your proposal. To the extent possible, your letter should include specific factual information demonstrating the inaccuracy of the company's claims. Time permitting, you may wish to try to work out your differences with the company by yourself before contacting the Commission staff.
   3. We require the company to send you a copy of its statements opposing your proposal before it sends its proxy materials, so that you may bring to our attention any materially false or misleading statements, under the following timeframes:
      i. If our no-action response requires that you make revisions to your proposal or supporting statement as a condition to requiring the company to include it in its proxy materials, then the company must provide you with a copy of its opposition statements no later than 5 calendar days after the company receives a copy of your revised proposal; or
      ii. In all other cases, the company must provide you with a copy of its opposition statements no later than 30 calendar days before its files definitive copies of its proxy statement and form of proxy under Rule 14a-6.

John Platz (joplatz)

From: John Platz (joplatz)
Sent: Tuesday, June 07, 2011 5:45 PM
To: *** FISMA & OMB Memorandum M-07-16 ***
Cc: mlapham@faireconomy.org
Subject: Item Proposed for Inclusion in Cisco 2011 Annual Meeting Proxy Statement
Attachments: Letter from Cisco Systems 060711.pdf; Rule 14a-8 Shareholder Proposals.pdf

Mr. Bukstein:

Attached please find correspondence to you from Cisco Systems, Inc. relating to your letter to (and proposed resolution re) Cisco Systems, Inc. transmitted to us on May 31, 2011.

Original (hard copy) of this correspondence to follow.

John Platz
Senior Corporate Counsel
Cisco Systems, Inc.